Filed by Shift Technologies, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: CarLotz, Inc.

Commission File No. 001-38818

Date: August 12, 2022

This filing relates to the proposed business combination pursuant to the terms of that certain Agreement and Plan of Merger, dated as of August 9, 2022, by and among Shift Technologies, Inc. (“Shift”), Shift Remarketing Operations, Inc., a direct wholly owned subsidiary of Shift, and CarLotz, Inc. (“CarLotz”). On August 9, 2022, Shift held a conference call to discuss its financial results for the second quarter of 2022. The following is a transcript of that conference call.

Shift Technologies, Inc.

Shift Second Quarter of 2022 Earnings Call

August 9, 2022, 5:00 p.m. ET

Participants

Henry Bird – Shift Technologies, Inc. Vice President, Strategy

George Arison – Shift Technologies, Inc. Chief Executive Officer

Jeff Clementz – Shift Technologies, Inc. President

Oded Shein – Shift Technologies, Inc. Chief Financial Officer

Speaking Analysts

Naved Khan – Truist Securities

Seth Basham – Wedbush Securities

Brett Knoblauch – Cantor Fitzgerald

Brian Nagel – Oppenheimer and Company

Operator

Good day, and welcome to the Shift Technologies second quarter 2022 earnings conference call. [Operator instructions] Please note that this event is been recorded. I would now like to turn the conference over to Henry Bird, VP of strategy. Please go ahead, sir.

Henry Bird – Shift Technologies, Inc. Vice President, Strategy

Good afternoon, and welcome to the Shift Technologies second quarter 2022 earnings call. Joining me on the call today is CEO, George Arison; president, Jeff Clementz; and our CFO, Oded Shein. During our remarks, we will make some forward-looking statements, which represent our current judgment on what the future may hold. And while we believe these judgments are reasonable, these forward-looking statements are not guarantees of future performance and involve certain assumptions, risks, and uncertainties.

Actual outcomes and results may differ materially from what is expressed or implied in any forward-looking statement. Please refer to our filings with the SEC for a full discussion of the factors that may affect any forward-looking statements. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise after this conference call. During the course of this call, we will be referring to non-GAAP measures as defined and reconciled in our earnings materials.

With that said, I will now turn the call over to George.

George Arison – Shift Technologies, Inc. Chief Executive Officer

Thank you, Henry. And good afternoon, everyone. Thank you all for joining us today. We certainly have a lot of information to cover today as there are meaningful changes happening at Shift.

I will touch on our pending merger with CarLotz, our new strategic plan, and our CEO transition. Jeff will go into more details later in the call on major business changes we’re enacting and how they interrelate with the CarLotz transaction. Shift’s vision is to be the end-to-end destination for car ownership. We’re working toward achieving that vision both by internally building a great technology platform that customers love and by opportunistically adding valuable assets through M&A like we did when we applied Fair’s dealer marketplace technology.

First, CarLotz merger. With a step that ties directly into our broader vision strategy, I’m extremely excited today to be announcing that we have entered into a definitive agreement to merge with CarLotz, a leading consignment retail and used vehicle marketplace. Shift is the acquiring party and the successor company in this transaction. With a newly updated strategic plan that we will discuss shortly, we will be in a position to pursue a fully funded business plan and achieve profitability in 2024 as a combined company.

And with the expected synergies and combined cash position of the merged company, we’ll be able to do so without needing to raise additional financing. Oded will cover the specific transaction economics in his section. The Shift ad CarLotz teams have known each other and their respective businesses for quite some time. Indeed, this is not the first time we discussed the possibility of coming together since we’ve always seen a considerable amount of strategic and cost synergies with a combined entity.

In the last several weeks, we’ve also had a chance to get to know Lev and his new leadership team at CarLotz. On both sides, we are strongly convinced of the synergetic opportunities and cost savings presented by this merger to drive the combined company to a profitable future without needing additional capital. Our merger with CarLotz will bring together the best, most profitable assets of both companies. Firstly, the two businesses have complementary geographic footprints.

While Shift’s presence is concentrated on the West Coast, CarLotz has built a strong brand and has retail locations in the Mid-Atlantic region. Together, we will cover a much larger geography without needing to launch and scale in new markets. Secondly, we see a massive opportunity to leverage Shift’s proprietary inventory acquisition engine, as well as our self-service online checkout at CarLotz stores to drive cost efficiencies at our at-home delivery offering and make them significant profit centers, as we are building out our dealer marketplace as a potential to leverage CarLotz geographic presence to quickly scale this business to the East Coast. As with any merger, we anticipate a significant amount of duplicative costs between the two businesses, especially in G&A and would seek to maximize efficiencies in the go-forward company.

Notably, we believe the combined cash position of both companies will enable us to fully fund our updated business plan. Second, our updated business plan. Today, we are also announcing an updated business plan for which I will provide some initial context and Jeff will discuss in greater detail shortly. I’ve always believed in Shift’s ability to capitalize on the massive market opportunity and become sustainably profitable, leading player in the used automotive retail, and our merger with CarLotz only augments this conviction.

However, over the last several months, as we spent time and received feedbacks from potential and current investors, we became apparent that our growth plan, which estimated achieving profitability of roughly a 100,000 units in 2025, would be extremely difficult to finance in the current market environment. We needed to come up with an alternative plan that accelerates profitability with significantly lower volume and lower cash burn. To this end, we have developed a revised plan for the Shift’s core business, which management and our board of directors are excited about. Notably, this plan will allow us to achieve fully positive unit economics, inclusive of marketing spend in 2023, and combined companywide breakeven EBITDA in 2024.

I would note that any synergies that we will recognize from the merger of CarLotz will be accretive to this plan. That said, implementing these changes comes with a toll, including the need to eliminate roles across our corporate team and at our hub locations. For this reason, this decision to pursue this strategy was very difficult. Perhaps the hardest one I’ve faced in my nine years as CEO.

The board and I are very aware of the impact that this decision has on our team members. I want to express my deep appreciation for all that our affected team members have done over the years for Shift and our customers. I certainly wish that the decision was not necessary. As Shift’s founder and CEO, I was the responsible party for our growth trajectory, and I’m also responsible for the changes that we’re making today.

This one is on me. Communication to most individuals impacted by this change has already happened. We are committed to supporting them as best we can, as they make this difficult transition. Third, CEO transition.

Now, I’d like to talk about something that’s been on in the works for some time, and that is a really significant step in our company’s life and its future. Last year Shift’s board of directors, Toby, and I together engaged in comprehensive, thoughtful, and focused succession planning exercise to help ensure that the company had the right leadership for the long term. However, here candidate was an executive with a track record of operational excellence, experience in product leadership, and the capacity to deeply understand complex e-commerce marketplace dynamics. It is with this in mind that last year we hired Jeff Clementz as our president with a hope of eventually seeing him elevated to the CEO role.

With the CarLotz merger now is the right time to elevate Jeff to the CEO role, since it is important for the person driving the implementation of our merger and new business strategy to be the CEO for the foreseeable future. To this end, I’m excited to report that as the final step in our leadership discussion exercise, the board of directors has appointed Jeff to the role of chief executive officer of Shift effective September 1st. Over the past several quarters, Jeff’s proven himself as an outstanding leader with an aptitude toward execution. He has a strong skillset necessary to lead Shift at this stage of the company.

He has a full support of the board and myself. And I’m committed to helping him succeed in any way I can. With this transition, I will maintain my current role on the board of directors as chairman of the board and I am welcoming Jeff as a new member of our board. With that, I will hand over to the Incoming CEO, Jeff Clementz, to further detail with go-forward strategy.

Jeff?

Jeff Clementz – Shift Technologies, Inc. President

Good afternoon, everyone. Thank you, George, for the kind words. I’m humbled to be taking on the role of CEO at this critical juncture. I joined the company, because I believe that Shift is building the most customer-centric car buying and selling experience with outstanding technology operations and a cost-conscious retail mindset.

As George touched on earlier, some very difficult decisions needed to be made given our current circumstances. And I would also like to thank our departing Shift teammates for their contributions. I’d like to note that the changes I’ll discuss shortly are for the core stand-alone Shift business, as part of our strategy to focus on the strongest, most profitable aspects of our business and create a viable path to profitability. Our counterparts at CarLotz previously announced that they are also executing on their own profitability focus plan.

This means that upon close of the merger expected toward the end of the year, we’ll truly be able to bring together two strong businesses. Now to the stand-alone Shift business strategy changes. First, we will be streamlining our sales channels to focus on our online checkout channel, which is our most profitable channel. Notably, this means that we’ll be eliminating test drives for the foreseeable future.

While the test drive element has been a differentiator for Shift, increasingly we’ve seen that consumers are opting for a true e-commerce offering, where they can shop and purchase a vehicle online. This change allows us to focus our efforts on optimizing this channel so we can achieve unit economic profitability next year. Secondly, we will continue to optimize inventory mix and assortment to favor value vehicles, which we define as vehicles older than eight years or over 80,000 miles. Over the past few months, we’ve already begun this transition.

As we talked about before, value vehicles typically have more favorable front-end GPU than our core cars and also sell just as well in our online checkout channel as they do via test drives. We are also cognizant that customers are seeking out more value during this time of macroeconomic uncertainty and rising interest rates. Our current recon capacity and the process improvements that the team has made over the past year makes us confident that we will be able to handle a value mix of more than 50% based on consumer demand. Third, we are refocusing our physical footprint to our core West Coast markets by rationalizing our 10 hubs to three, our Bay Area Hub in Oakland, Los Angeles, and Portland.

We’ve built a great foundation on the West Coast and there’s still opportunity to grow significant market share. Optimizing our hub footprint will also enable us to leverage marketing dollars more efficiently and simplify and optimize operational processes. However, this will not change our service area or the customers we’re able to reach. Our online checkout channel enables us to ship cars to any customer in the United States.

Since we launched this offering, we’ve actually sent vehicles to customers in almost 50 states. While this means we’ll be exiting our physical footprint in Texas, it doesn’t close the door to geographic expansion in the future. These actions are simply part of an overall strategy to simplify the business and focus on profitability. As George mentioned above, CarLotz’s footprint will enable profitable geographic expansion.

Fourth, we are eliminating a significant number of positions across the business in both frontline roles and our corporate organization. While this was necessary to drive profitability and extend liquidity, I want to express how difficult and painful of a decision this was. To business leaders who have hiring needs and come across applicants with Shift on their resumes, know you are getting a candidate who is willing to roll up their sleeves and get the job done. Lastly, we will continue to build and grow our marketplace business.

In Q2, we launched a beta version of the Shift marketplace powered by Fair with a significant number of inventory listings from our dealer partners in the Greater Los Angeles area. The team continues to build out the shopping experience and will add additional F&I partners and customer shopping options. We continue to be excited about the dealer marketplace model and believe it can become a significant contributor to Shift’s future success. We expect that these cost reduction initiatives will result in a reduction of annualized SG&A expense by approximately $80 million for the company.

We believe we will be able to achieve positive unit economics in 2023 inclusive of CAC and breakeven EBITDA in 2024. This will be accomplished through GPU expansion from a higher mix of value vehicles, which are about 55% more profitable than our core cars, selling costs in our online checkout channel that are about 40% lower than our in-person selling model, and significantly reduced G&A going forward. You can find more detail on drivers of our GPU expansion and cost levers in the presentation on our Investor Relations website. As I mentioned earlier, CarLotz’s team is also executing upon their own path to profitability, focused on driving their retail locations to positive contribution.

As they pursue this objective Shift’s proprietary inventory acquisition engine will provide CarLotz with unique, value focused, margin-rich inventory. And our e-commerce at-home delivery offering will expand their geographic reach of their stores. Their profitable stores combined with our strategy to drive our online checkout channel, the positive unit economics in 2023 will create a true omnichannel offering that is self-sustainable without needing additional capital. I look forward to working with the CarLotz team as they pursue their strategic objectives and bringing our teams together once we complete the merger later this year.

Going forward, our new strategic priorities are the following. First, achieve positive unit economics from GPU expansion and leverage in selling and marketing while tightly controlling G&A expenses. Two, increase penetration in our West Coast markets to grow e-commerce units sold. Three, scale our marketplace business to become a significant profit center.

And four, integrate the Shift and CarLotz businesses upon the close of the merger to create a profitable, leading used auto retailer. Now I will hand the call over to Oded to review the financial results and guidance. Oded?

Oded Shein – Shift Technologies, Inc. Chief Financial Officer

Thank you, George, and Jeff, and good afternoon. I will start with our strong second quarter results. Our team continued to execute well despite facing macro headwinds in a slowing economy, including rising interest rates and elevated gas prices. Our second quarter adjusted results mostly came in within our guidance with F&I continuing to be a highlight.

We’re also able to successfully manage a higher mix into value vehicles, which we have continued to see strong demand for. Total revenue for the second quarter grew to $224 million an increase of 45% versus the prior year period, while e-commerce units sold grew to 6,872, up 17% year over year. Adjusted gross profit per unit reached $1,821 in the quarter versus $2,826 last year, and $1,681 in Q1 of this year. This was within our expectation and provided guidance range.

And please recall that the second quarter of last year benefited from steep price appreciation rather than the depreciation that the industry normally sees. Other gross profit per unit, which is mostly F&I continue to be strong at $1,364, 53% higher than last year due to both increasing profitability per F&I product sold and improving attachment rate. SG&A expenses were $58.7 million or 26.3% of revenue versus $48.1 million or 31.1% of revenue last year, and $63.5 million or 28.9% of revenue in the first quarter. Adjusted EBITDA loss for the quarter was $36.8 million, better than the provided guidance range.

The adjusted EBITDA loss rate of 16.5%, compared to 21.2% loss rate in the first quarter. The improvement in adjusted EBITDA margin reflects continued operating leverage and the focus on cost reduction. We ended Q2 with total cash balance of $100.3 million. As expected, second quarter cash benefited from the reduction in seasonally elevated first quarter inventories as well as meaningful inflows from accounts receivable collections.

Our borrowing on the floor plan was reduced from a $100 million in Q1 to $93.1 million in Q2. Notably, total second quarter liquidity comprised of $100 million in cash balances plus $7 million remaining under our flooring facility was approximately unchanged versus the first quarter. I’d also like to note that in the second quarter, we closed the acquisition of the Dealer Listing Marketplace assets from Fair Technologies. This transaction was fully funded in by a $20 million senior unsecured facility from SoftBank.

Our financial statements now reflect the accounting for the acquisition and operation of our marketplace business. Now turning to guidance. Because Q3 will be a period of transition to our new stand-alone strategy, we will be providing second half an updated 2022 annual guidance. For the second half of the year, we expect revenue to be in the range of $270 million to $290 million, and e-commerce unit in the range of 8,000 to 10,000.

Adjusted GPU is expected to be in the range of $1,500 to $1,700, and adjusted EBITDA loss for the second half is expected to be in the range of $50 million to $55 million or 17% to 20% of revenue. For the year, our guidance is updated as follows: Revenue in the range of $690 million to $710 million and e-commerce units for the full-year in the range of 21,000 to 24,000. Adjusted GPU in the range of $1,600 to $1,700, and we expect adjusted EBITDA loss to be in the range of $133 million to $138 million or 18% to 20% of revenue, with higher loss in Q3 versus Q4 as we transition into our new strategy. Now turning to the merger with CarLotz.

Based on the merger agreement, Shift’s shareholders will own approximately 50.1% of the combined company. We expect the transaction to close late in Q4 of 2022 subject to CarLotz and Shift’s shareholders approvals, and other customary and regulatory approvals. Due to the timing of the transaction, we did not anticipate that it’ll have an impact on our 2022 financials. However, we expected a combined company to have a cash position in excess of $125 million at closing.

With that, I’ll turn it back to George.

George Arison – Shift Technologies, Inc. Chief Executive Officer

Thanks, Oded. This is certainly a bittersweet moment for me to close this earnings call, given the mix of very exciting and invigorating as well as sad and difficult decisions that we have spoken about today. While we are certainly cognizant of the impact these business changes will have on our team members, our updated fully funded business strategy and merger with CarLotz will allow us to create a strong future for Shift and control our own destiny. As for the CEO transition, this is the right move at this stage in my life and I wouldn’t be able to make this decision without knowing the right leader is at the help of Shift.

I started Shift because I knew that the use car market was right for disruption and I have more conviction in that now than had before. I’m confident in Jeff, and our team’s ability to successfully integrate CarLotz and drive our company to profitability over the next two years without needing additional capital. I want to end by expressing my deep gratitude to those who have been instrumental in building Shift. First and foremost, I want to thank our employees both past and current for all that they have done serving our customers and turning Shift from a concept to a reality.

I also want to thank our investors over the years who put faith into our vision. Lastly, I want to thank the analysts on this call who have gotten to know our business. It’s been a pleasure working with you, and I know you’ll like getting to know Jeff. I have been incredibly fortunate to have had the opportunity to found and build a public company, and it would not have been possible without support from so many.

Thank you all. Now, I look forward to Shift’s evolution under strong new leadership. With that, operator, please open up the line for questions.

Operator

Thank you. [Operator instructions] And our first question today will come from Naved Khan with Truist Securities. Please go ahead

Naved Khan – Truist Securities Analyst

Yes. Thanks a lot and congrats on the merger. Just a few questions and maybe a clarification. So you spoke about sort of focusing more on value vehicles as a part of the strategy moving forward.

I’m curious if the vehicle age at Lotz skews to value or something that’s newer and or if that’s going to change? And the other question is just around the omnichannel aspect. So in the areas where Lotz has a presence, obviously you have an omnichannel presence, but do you expect to become omnichannel even on the West Coast markets as well? Thank you.

Jeff Clementz – Shift Technologies, Inc. President

Thanks, Naved. This is Jeff, and I’ll take that question. First, as we outline in the opening remarks, we do see value of bringing the Shift customer acquisition engine, which does skew toward value, margin-rich value cars to the CarLotz’s business. That is one of the key synergies that we outlined, along with bringing our e-commerce online checkout self-service capabilities to extend the reach of their service area and to drive incremental sales.

In terms of omni, yes, as I’ve just mentioned, we will bring our omnichannel technology to CarLotz. In the interim term for the Shift stand-alone plan, we are going to focus all of our energy on the online checkout, and delivery or pick-up business. As I outlined in the stand-alone plan, we feel like it’s important to really focus our energy by simplifying our geographic footprint to the West Coast by focusing on value and increasing our mix to value, and then by focusing on really optimizing unit economics and the selling and fulfillment for our online checkout business. It doesn’t mean that in the future we will not reintroduce that.

And certainly, we hope to learn from the CarLotz team and that can be an option in the future. But for now, we will run with that strategy.

Naved Khan – Truist Securities Analyst

OK. And maybe just on that response, maybe another clarification. So, the West Coast markets will not be omnichannel because you’ll basically be running with the e-commerce offering and then Lotz obviously would have both. Is that fair?

Jeff Clementz – Shift Technologies, Inc. President

That’s exactly right. We started by building the Shift stand-alone plan, which is focused on the online checkout and certainly fueled by the customer acquisition assortment that we have today. CarLotz has been running a different strategy, which is focused on physical stores and physical selling. We will run those strategies in parallel.

CarLotz has a plan to achieve breakeven, a positive unit economics by the end of this year, early next year, and Shift as we outlined has the same plan for our strategy. And so we will then add on the synergies from Shift into the CarLotz business that I’ve outlined, and then we will be eliminating duplicate G&A.

Naved Khan – Truist Securities Analyst

OK. Thank you.

Operator

[Operator instructions] Our next question will come from Seth Basham with Wedbush. Please go ahead.

Seth Basham – Wedbush Securities Analyst

Thanks a lot and good afternoon. I have a couple of follow-up questions on the strategy going forward. It seems like CarLotz and Shift have different approaches to disrupt the market, but you’re going to maintain those different approaches for the most part. Are there really enough synergies that you outline to drive a successful merger here?

Jeff Clementz – Shift Technologies, Inc. President

Let me walk through the logic that we took. So first, Shift stand-alone, we started with the macroeconomic environment that George outlined, and we built a plan that would allow us to achieve profitability at a much smaller scale and with much less capital investment to the tune of $75 million. So we’ve executed the restructuring that will save roughly $80 million per year. Then the second phase of that was to merge with CarLotz, which will bring a minimum of $75 million to fully fund this plan.

CarLotz in on their own has a plan to achieve their four-wall profitability, breakeven or profitability by the end of this year. Then we add on the synergies to the CarLotz business that we think will add incremental margin and drive incremental sales. And then finally, we will eliminate duplicate SG&A costs. All told, that plan will take us to a breakeven in 2024.

Seth Basham – Wedbush Securities Analyst

Got it. And so it’s not dependent on any significant volume growth from these levels?

Oded Shein – Shift Technologies, Inc. Chief Financial Officer

Our full plan to achieve profitability for Shift as a stand-alone was 30,000 units. And then again, there’d be accretive margin from the CarLotz units that they’ll be driving through their stores.

Seth Basham – Wedbush Securities -- Analyst

Got it. And then lastly, as it relates to CarLotz’s strategy going forward, there’s been an announcement that you’re pairing back some of the store growth. Should we expect that to be the go-forward footprint through 2024?

Jeff Clementz – Shift Technologies, Inc. President

So we’ve been impressed by Lev and his team and the strategy that they’ve put in place to really focus the energy of the CarLotz business, much like we’re making the choice to focus the Shift business on the West Coast. And so that team has a lot of confidence in their go-forward footprint and their ability to drive to breakeven or profitability early next year in each of those stores. So assuming that those stores perform, and then we add the synergies on top, then yes, that would be the go-forward footprint.

Seth Basham – Wedbush Securities Analyst

Thank you.

Operator

Thank you. [Operator instructions] Next question will come from Brett Knoblauch with Cantor Fitzgerald. Please go ahead.

Brett Knoblauch – Cantor Fitzgerald Analyst

Hi, guys. Thanks for taking my question. Just on the back half guidance related to the e-commerce units, which is down considerably from the last time you guys provided guidance. Can you just walk me through how much of that is you guys -- or how much of that is related to you guys pulling back maybe on the hub versus you guys increasing your focus on value vehicle and that mix? Just maybe help understand the -- how that reduction and what’s flowing through that reduction of guidance?

Oded Shein – Shift Technologies, Inc. Chief Financial Officer

Sure. The change in the volume has to do with the fact that we have less hubs, meaning we are out of Texas. But that is not a big impact. The biggest impact is that we are moving to an online only channel, and that channel is more limited from a volume point of view, but as we said, much more profitable.

So we are going to spend the third quarter in transitioning from the old strategy to the new, which means closing some of our hubs, consolidating our business into the remaining hubs, and shifting to the new strategy. At the same time, we’re going to go and right size our inventory, which we have already started to do with really good results. So that’s why you’re going to see a little bit more volume in Q3 as we have a transition, we also had a full month of July with the old strategy, and then the fourth quarter will be much more the pure new strategy. Just to add that -- I’m sorry, just to add that on the value side, we have learned that the online checkout channel has the same penetration of value card for us, as it is into the old strategy.

So from that point of view, we’re not going to see a change. However, with value becoming more prominent in our sales, you’re going to see much better unit economics.

Brett Knoblauch – Cantor Fitzgerald Analyst

Perfect. Thank you. That’s very helpful. Then maybe as you kind of get past this merger, what should we be expecting at a steady state or matured business from a margin standpoint? Is it materially different to what you guys have kind of -- into that you guys can get to the past?

Oded Shein – Shift Technologies, Inc. Chief Financial Officer

So it’s going to be different from both, gross profit and definitely from an SG&A point of view. As for gross profit, we had for a while laid the course of how we can increase our GPU. We had really good outcomes coming out of even the past couple of quarters with the incredible growth in F&I, growing around more than 50% year over year. So we set a course how we get to somewhere between 3,600 to 3,800 GPU by 2024.

On top of it, you’re going to see major improvement on the SG&A side. Jeff talked about the cost reduction initiative that will -- can save $80 million, and it’s throughout the SG&A both in G&A meaning corporate overhead, but most importantly in the selling channel and marketing as we go through the new strategy.

Brett Knoblauch – Cantor Fitzgerald Analyst

Understood. Thank you very much.

Operator

Thank you. [Operator instructions] Our next question will come from Brian Nagel with Oppenheimer. Please go ahead.

Brian Nagel – Oppenheimer and Company Analyst

Hi. Good afternoon. So obviously a lot of news here for us to digest. Just maybe I’ll ask a couple questions and I can maybe merge them together.

But I mean the first one, just with respect -- I guess, stepping back, just the overall operating environment, demand environment for what you’re seeing in the used car business right now, just an update there. I mean how has demand progressed here through the quarter particularly in light of some of the challenges out there like still elevated used car pricing? And then second with respect to the proposed merger with CarLotz, just so understand, it goes back to maybe Seth’s question a couple questions ago, is the synergy between CarLotz and then Shift that basically CarLotz will serve as a means to channel more vehicles to Shift to ultimately sellers? I want to make sure if I’m understanding just that simple nature well.

George Arison – Shift Technologies, Inc. Chief Executive Officer

Oded, do you want to take the first question and I’ll take the second?

Oded Shein – Shift Technologies, Inc. Chief Financial Officer

From a demand point of view, we’ve seen good demand in the second quarter and actually continued into July. What we are seeing is customers moving down the value curve, meaning there is higher demand for less expensive vehicles that obviously are a function of the economic environment, but people are still -- are buying cars and selling cars to us. A lot of the purchases that we are seeing are necessary for the customers, are no discretionary. So from that point of view, we think we have an advantage over selling more and more expensive cars.

Jeff Clementz – Shift Technologies, Inc. President

And then -- and just to double click on the synergies -- and again, Brian, there’s a lot of information. We view it as kind of a stepping stone. So first CarLotz is already executing and their management team is already putting in place a strategy to get to breakeven in their stores. And that gives us a lot of confidence.

We then look at the profitability and the sell-through of those stores increasing that Shift brings to core assets. As you know, Shift has been investing in technology, a technology forward used auto retailer and through the assets that we’re most proud of would be our customer acquisition engine so that we can source margin cars, be it value cars or core cars, it is something that really differentiates our business and we’re proud of. So bringing that acquisition engine to the CarLotz stores. Secondly, our e-commerce engine, which is going to be the full focus of the core Shift business we believe will drive incrementality to each of the CarLotz stores, incremental sales, broaden their reach, increase their sell-through.

Those two things we feel are very powerful. And frankly, there’s a lot of the premise on which we built the marketplace, especially the second, because we bought the Fair Marketplace to further enhance our self-service checkout, our online checkout. That integration is going exceptionally well. And we think that, that same technology that will help marketplace dealer partners will help and support the growth of CarLotz.

Brian Nagel – Oppenheimer and Company Analyst

That’s very helpful. Then maybe there’s one quick follow-up. I mean, clearly the, -- Shift in the entire used car space here, dynamics are very fluid at this point. There’s a lot happening.

But is there something in particular that is sort of say driving the timing of this merger?

Jeff Clementz – Shift Technologies, Inc. President

Well, again, we’ve gone through a process as the environment has changed to first reset our strategy that would require less capital to fund to become fully funded. The merger with CarLotz allows us to fully fund our plan. And then it provides the upside as CarLotz achieves breakeven, we drive the synergies as discussed, and we eliminate duplicate SG&A or -- and focus on more units across the G&A base that we’ve established. I would say one other synergy that I think will be in the future that we would love to explore, CarLotz obviously has been a fantastic consignment retailer.

We’ve long been impressed with their partners, their strategic relationships. And we think that there’s an opportunity in the future to leverage those. But that’s a little bit of a future opportunity.

Brian Nagel – Oppenheimer and Company Analyst

Appreciate it. Thank you.

Jeff Clementz – Shift Technologies, Inc. President

Yep.

Operator

[Operator signoff]

* * *

Important Additional Information

In connection with the proposed transaction, Shift Technologies, Inc. (“Shift” or the “Company”) intends to file a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”), that will include a joint proxy statement of Shift and CarLotz, Inc. (“CarLotz”), that also constitutes a prospectus of Shift (the “joint proxy statement/prospectus”). Security holders of Shift and CarLotz are urged to carefully read the entire registration statement and joint proxy statement/prospectus and other relevant documents filed with the SEC when they become available, because they will contain important information. A definitive joint proxy statement/prospectus will be sent to Shift’s shareholders and to CarLotz’s shareholders. Security holders will be able to obtain the registration statement and the joint proxy statement/prospectus from the SEC’s website or from Shift or CarLotz as described in the paragraph below.

The documents filed by Shift with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Shift by requesting them by mail at 290 Division Street, Suite 400, San Francisco, California 94103. The documents filed by CarLotz with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from CarLotz by requesting them by mail at 3301 W. Moore St., Richmond, Virginia 23230.

Participants in the Solicitation

Shift, CarLotz and certain of their directors, executive officers and employees may be deemed participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. Information about the directors and executive officers of CarLotz is set forth in the definitive proxy statement for CarLotz’s 2022 annual meeting of stockholders, as previously filed with the SEC on April 29, 2022 and in CarLotz’s Annual Report on Form 10-K for the year ended December 31, 2021, filed with the SEC on March 15, 2022, as supplemented by CarLotz subsequent filings with the SEC. Information about the directors and executive officers of Shift and their ownership of Shift shares is set forth in the definitive proxy statement for Shift’s 2022 annual meeting of stockholders, as previously filed with the SEC on June 26, 2022. Free copies of these documents may be obtained as described in the paragraph above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward-looking statements, including those regarding the timing and consummation of the transactions described herein, involve risks and uncertainties. Shift’s and CarLotz’s experience and results may differ materially from the experience and results anticipated in such statements. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These factors include, but are not limited to: (1) the risk that the conditions to the closing of the transaction are not satisfied, including the risk that required approvals from the stockholders of Shift or CarLotz for the transaction are not obtained; (2) litigation relating to the transaction; (3) uncertainties as to the timing of the consummation of the transaction and the ability of each party to consummate the transaction; (4) risks that the proposed transaction disrupts the current plans and operations of Shift or CarLotz; (5) the ability of Shift and CarLotz to retain and hire key personnel; (6) competitive responses to the proposed transaction; (7) unexpected costs, charges or expenses resulting from the transaction; (8) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction; (9) the combined companies’ ability to achieve the synergies expected from the transaction, as well as delays, challenges and expenses associated with integrating the combined companies’ existing businesses; and (10) legislative, regulatory and economic developments. Other factors that might cause such a difference include those discussed in Shift’s and CarLotz’s filings with the SEC, which include their Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and in the joint proxy statement/prospectus on Form S-4 to be filed in connection with the proposed transaction. For more information, see the section entitled “Risk Factors” and the forward-looking statements disclosure contained in Shift’s and CarLotz’s Annual Reports on Form 10-K and in other filings. The forward-looking statements included in this communication are made only as of the date hereof and, except as required by federal securities laws and rules and regulations of the SEC, Shift and CarLotz undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.